Exhibit 99.2

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News

11 MAY 2006

THREE MONTHS RESULTS TO 31 MARCH 2006

Strong Start to the Year

•	Core Group(1) net written premiums of £1.4bn (Q1 2005: £1.4bn)
•	Core Group(1) combined operating ratio (COR) of 91.6% (Q1 2005: 91.8%)
•	Operating result(2) of £207m – up £47m on Q1 2005 (Q1 2005: £160m)
•	Shareholders’ funds increased by 9% to £3.0bn
•	Group pension fund deficit reduced by 66% in the quarter to £127m

Delivery Against Strategic Objectives

•	Strong performance from all core businesses
•	Operational improvement programme has delivered £250m of annualised expense savings
•	US derisking continues – insurance result of £4m and filed to move to single regulatory structure
•	Successful launch of Yankee Bond exchange

	3 Months 2006		3 Months 2005		Movement

Core Group(1)
Net written premiums	£1,435	m	£1,448	m	-1%
Underwriting result	£71	m	£63	m	+13%
Combined ratio	91.6%		91.8%		+0.2p	ts

Total Group
Operating result(2)	£207	m	£160	m	+29%
Profit before disposals and pension scheme changes(2)	£168	m	£125	m	+34%
Profit after tax(2)	£122	m	£122	m	—

	31 March 2006		31 December 2005

Balance sheet
Shareholders’ funds	£2,981	m	£2,743	m	+9%
Net asset value per share (post IAS 19)	98	p	90	p	+9%
Net asset value per share (pre IAS 19)	102	p	103	p	-1%

Andy Haste, Group Chief Executive of Royal & Sun Alliance Insurance Group plc, commented:

“Our key objective is to deliver sustainable profitable performance and each of our core businesses have again delivered strong results. Our portfolio of businesses are well positioned in their target segments and provide us with exposure to markets at different stages in the cycle. As we see it today, we remain confident of delivering a Core Group combined operating ratio of around 95% in 2006.”

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047
Mobile: +44 (0) 7834 005589	Mobile: +44 (0) 7834 005605

Andrew Wigg	Simon Moyse (Finsbury)
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801
Mobile: +44 (0) 7834 944129	Mobile: +44 (0) 7810 505473

Important Disclaimer

This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and operational objectives; financial results; sustainability of earnings and profitable growth; restructuring plans; our expense savings; payment of future dividends; losses related to the US financial enhancement products; reduction in the Group’s US exposures; capital and solvency requirements in the UK; regulatory position in the US; effect of litigation on the Company’s financial position; projections of losses resulting from catastrophic storms; projection of combined ratios for 2006; delays in claims notifications for asbestos and environmental claims and adverse claims development on long tail business and court judgments. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and the Company’s plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; political and social conditions; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest and inflation rates; returns on and fluctuations in the value of the Company’s investment portfolios; corporate bankruptcies; fluctuations in foreign currency exchange rates; the ability of our subsidiaries to pay dividends; a downgrade in the Company’s financial strength or claims paying or other credit ratings; adverse changes in laws and regulations; adverse outcomes in judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.

(1)	The Core Group is defined as the UK, International, Scandinavia and Group Re.
(2)	For a reconciliation of operating result, and profit before disposals and pension scheme changes on a management basis to profit after tax see page 8.

Press Release	2

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CEO REVIEW

It has been a strong start to the year with a good performance from the Core Group and continued progress in the US.

Net written premiums for the Core Group of £1.4bn are in line with Q1 2005 in what remains a competitive market. We continue to deliver on our commitment of maintaining technical pricing while focusing on sustaining high retention levels and targeted growth in selected markets.

The Core Group underwriting result of £71m has increased by 13% on last year reflecting our disciplined approach towards risk selection, pricing, claims management and favourable weather. The combined operating ratio (COR) for the Core Group is 91.6% (Q1 2005: 91.8%). Our operational improvement programme has delivered annualised expense savings of £250m. The US business delivered an insurance result of £4m compared with a £14m loss in 2005. The operating result for the Group of £207m, up £47m on 2005, reflects the improved underwriting performance and an increased investment result of £184m (Q1 2005: £174m). Profit before disposals of £168m is up 34% on 2005 and profit after tax of £122m is in line with last year, which included £40m in respect of the net profit on disposal of our Japanese operation.

Business Performance

Set out below are the combined operating ratios of our core businesses:

	3 Months 2006%	3 Months 2005%	Movement Points

UK Personal	94.4	98.8	4.4
UK Commercial	93.3	91.9	(1.4)

UK Total	93.8	94.3	0.5
International	95.9	97.0	1.1
Scandinavia	89.1	88.4	(0.7)

Core Group	91.6	91.8	0.2

Core Group

The Core Group has delivered a strong result in the first quarter with a 17% increase in the operating result to £209m. Our key objective is to deliver sustainable profitable performance and each of our businesses have again delivered strong combined operating ratios. The investment result of £160m includes £43m of realised gains. The operating result has been achieved while we have continued to strengthen reserves.

Net written premiums for the Core Group of £1.4bn are in line with our expectations. The first quarter clearly demonstrates the strengths and benefits of the portfolio with an excellent performance in International, underlying growth in Scandinavia and a disciplined approach in the UK. Within International, premiums in Latin America have increased by 55% through organic growth and the integration of acquisitions, principally Cruz del Sur in Chile. Growth in Canada of 28% reflects increases in new business and small business premiums as well as the impact of acquisitions and exchange. We are targeting growth in our other markets and continue to build pipeline for the future. Since the start of the year we have signed deals with Towergate and Saturn in the UK, a new car dealership deal in Scandinavia and 29 new brokers in Canada. The Swedbank pilot in Sweden has started with promising early signs.

US

We continue to make progress in restructuring the US with an insurance result of £4m (Q1 2005: £14m loss) and have taken further action to reduce claims, expenses and headcount. Since the end of the quarter we have filed a plan to move to a single regulatory structure and discussions with the regulators are ongoing. In May, we also finalised the sale of our head office in Charlotte, which will reduce ongoing premises costs.

Balance Sheet and Capital Position

Shareholders’ funds increased by £238m in the quarter to £3.0bn reflecting the strong results and the improvement in the pension fund deficit which has reduced from £370m to £127m. The UK schemes have moved from a deficit of £211m to a surplus of £11m. As part of our ongoing initiatives to improve the balance sheet and capital efficiency we have successfully launched tender and exchange offers for the Yankee Bond and, as previously indicated, repaid the senior debt of £233m in full. The Yankee Bond transaction will improve the overall quality of the Group’s capital and on completion will increase the Group’s IGD coverage to 2 times. On 10 March Moody’s upgraded the outlook on the Group’s financial strength rating to Baa1 (positive). On 29 March we announced an agreement with Resolution plc under which it has cancelled the misselling liability given as part of the sale of our UK Life operation and repurchased all preference shares that formed part of the purchase consideration.

Summary

2006 has started well with a strong performance in the first quarter. We continue to make progress against our strategic objectives and, as we see it today, we remain confident of delivering a Core Group combined operating ratio of around 95% in 2006.

Andy Haste, Group CEO, Royal & Sun Alliance Insurance Group plc

Press Release	3

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OPERATIONS REVIEW

The table below presents the key financials analysed between the Core Group (UK, International and Scandinavia) and the US operation.

	Core Group		US		Group

	3 Months 2006	3 Months 2005	3 Months 2006	3 Months 2005	3 Months 2006	3 Months 2005

Insurance result (£m)	231	213	4	(14)	235	199
Operating result (£m)	209	178	(2)	(18)	207	160
Profit/(loss) after tax (£m)	124	145	(2)	(23)	122	122
Shareholders’ funds (£bn)	2.7	2.0	0.3	0.4	3.0	2.4
Operating EPS (pence)	4.2	3.2	—	—	—	—
Basic EPS (pence)	—	—	—	—	3.9	3.6

CORE GROUP

The Core Group insurance result of £231m is up 8% on 2005 and reflects both an improved underwriting performance and investment result. The underwriting result was £71m (Q1 2005: £63m) and comprised £39m for the current year and £32m for the prior year. This result reflects the benefit of the actions we are taking on underwriting and claims handling, and favourable weather experience in the quarter. The underwriting result has been achieved while we continue to strengthen reserves.

- UK

The UK produced strong operating results with an overall COR of 93.8% (Q1 2005: 94.3%) and an underwriting profit of £35m, an improvement of 6% on last year. The UK market remains competitive; in Personal we have achieved low single digit rating increases and in Commercial rates are off about 3%. We are maintaining our disciplined approach to underwriting and pricing and have a strong focus on customer service. Retention is strong and where the conditions are right we are writing profitable new business. Net written premiums were £605m compared with £653m in 2005.

Commercial

Net written premiums were £398m (Q1 2005: £444m). We have seen a similar rate environment to that of the first quarter of 2005 although the impact is mixed across our portfolio. We continue to focus on maintaining technical price. UK Commercial delivered a COR of 93.3% and an underwriting result of £25m (Q1 2005: £31m) which includes a number of large losses during the quarter.

Commercial property and motor both delivered a COR of 92.4%. Commercial casualty achieved a COR of 96.1%, 5.1 points better than Q1 2005. The Commercial ‘other’ segment included our profitable marine business, which delivered a COR of 86.1% and our discontinued business. Retention is strong and in the quarter we have further developed our distribution capabilities through agreements with Towergate and Saturn.

Personal

Net written premiums for UK Personal were £207m (Q1 2005: £209m) and the underwriting result of £10m was up £8m on 2005. The COR of 94.4% was 4.4 points better than 2005, primarily driven by household which delivered a COR of 84.9%. This reflects the benefits of our claims management initiatives and favourable weather.

MORE THAN achieved a COR of 90.1%, an improvement of 7.9 points on 2005 reflecting a strong household result. The expense ratio was 24.6%. New business sales continue to grow strongly, up 14% on prior year and web sales now account for almost 60% of motor new business sales and 54% of household new business sales. In the intermediated business, we continue to build a strong pipeline for the future. In the first quarter we joined 6 new panels, added new affinity partners and achieved 100% retention on all major renewals.

- International

International net written premiums of £345m were up 15% on 2005 reflecting strong growth in Canada and Latin America. The underwriting profit of £19m was £6m better than 2005 and the COR of 95.9% improved by 1.1 points on 2005. All regions delivered a sub 100 combined operating ratio demonstrating the success of targeting profitable business and maintaining underwriting discipline.

Our Canadian business delivered net written premiums of £142m, an increase of 28% on last year. This reflects strong growth in both personal and commercial lines and a favourable exchange rate movement. The Canadian COR of 95.8% improved by 2.7 points on 2005 and the underwriting result increased by £3m to £9m. The integration of Morgex, a broker acquired by Johnsons in September, is progressing well and we have retained 90% of business due for renewal in the first quarter.

In Latin America, net written premiums of £79m were up £28m on the prior year. This increase reflects organic growth in; Chile, Venezuela and Brazil, and the inclusion of our recent acquisitions Cruz del Sur in Chile and La Republica in Argentina. The combined operating ratio was 99.7% and the underwriting profit of £1m is after integration costs.

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In Europe the COR of 96.6% was 2.4 points better than 2005. Our Asia and Middle East business delivered an excellent performance and achieved a combined operating ratio of 82.8%.

- Scandinavia

In Scandinavia, net written premiums of £485m were slightly ahead of 2005 excluding the impact of foreign exchange. The underwriting result was £18m and the COR was 89.1% (Q1 2005: 88.4%). We continue to focus on disciplined underwriting and claims handling. In the quarter, we have completed the restructuring of the Scandinavian operation which is now organised by business line rather than by geography.

Commercial net written premiums were £275m (Q1 2005: £285m) and the COR was 83.4%. In Denmark, net written premiums reduced by 3% reflecting the competitive market conditions partly offset by improved retention. The COR of 91.1% (Q1 2005: 81.1%) primarily reflected higher large losses and reserve strengthening following a legislative change to the discount rate for Danish workers’ compensation. In Sweden, the business achieved a combined ratio of 72.1%, an 11.9 point improvement on 2005 reflecting favourable weather and claims experience.

In Personal, net written premiums of £210m were up 3% on 2005 and the COR was 94.9%. We continue to build a pipeline for sustainable profitable growth. Our car dealership strategy is gaining momentum. We have signed Toyota in Denmark and in Sweden we have increased our share of the car dealership market to 25%. The pilot with Swedbank is underway and the early signs are promising.

US

We continue to make good progress in reducing exposures and infrastructure. The insurance result was £4m compared with a £14m loss in 2005. On a business as usual basis, we continue to expect the US insurance result to be broadly breakeven in 2006. During the quarter we have reduced claims by 10%, expenses by 9% and headcount by 8% to 790 employees. We have also agreed the sale of our head office which will result in a realised gain in the second quarter, reduce ongoing premises costs and provide cost base flexibility.

We have now filed a plan to move to a single regulatory structure and discussions with the regulators are ongoing. We will continue to work through the stabilisation and reduce our exposure while actively exploring options to accelerate coming off risk. Our objective is to bring certainty and finality to our US exposure. The execution of this is complex, will take time and will not be a totally smooth ride.

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Investment Result

The investment result of £184m was up £10m on the same period in 2005. The Core Group investment result of £160m was 7% higher than 2005. Within the Core Group, investment income of £133m was 12% higher than prior year due to an increase in the size of the average portfolio and a 0.3 point improvement in the yield to 4.1%. This increase in yield primarily reflects the gain arising from the Resolution plc transaction. Realised gains of £43m include gains from the sale and leaseback of our Liverpool office and the Rightmove IPO. In the US, the increase in yield was offset by a £0.5bn reduction in the portfolio as we continue to realise investments to settle claims.

The fixed interest portfolio continues to be concentrated on high quality short dated bonds. At the end of March, holdings of bonds rated AA or above stood at 80% of total bond exposure, while holdings in non investment grade bonds represented less than 1%.

As at 31 March 2006 unrealised gains in the balance sheet were £513m (31 March 2005: £473m).

	3 Months 2006			3 Months 2005

	Core	US	Total	Core	US	Total

	£m	£m	£m	£m	£m	£m

Bonds	98	27	125	79	25	104
Equities	15	1	16	16	1	17
Cash and cash equivalents	14	1	15	10	2	12
Land and buildings	4	—	4	3	—	3
Other	2	—	2	11	—	11

Investment income	133	29	162	119	28	147
Realised gains	43	—	43	29	1	30
Unrealised gains/(losses), impairments & foreign exchange	(5)	—	(5)	10	—	10
Unwind of discount	(11)	(5)	(16)	(8)	(5)	(13)

Investment result	160	24	184	150	24	174

Other Activities Result

The analysis of the other activities result is as follows:

	3 Months 2006	3 Months 2005	Movement

	£m	£m

Central expenses	(17)	(23)	26%
Investment expenses and charges	(11)	(15)	27%
Non insurance activities	(2)	(2)	—
Non insurance derivatives	1	—	—
Associates	1	1	—

Other activities	(28)	(39)	28%

The result from other activities for the first three months was a charge of £28m (2005: £39m). Central expenses of £17m are £6m lower than prior year and include costs associated with regulatory projects of £2m (2005: £4m).

Regulatory Capital Position

The regulatory capital position of the Group under the Insurance Groups Directive (IGD) is set out below:

	31 March 2006 Requirement	31 March 2006 Surplus	31 December 2005 Surplus

	£bn	£bn	£bn
Insurance Groups Directive	1.5	1.1	1.0

The improvement in the Insurance Groups Directive surplus from £1.0bn at 31 December 2005 to £1.1bn at 31 March 2006 is mainly attributable to the favourable result for the period. The coverage over our IGD requirement has increased from 1.6 times at the year end to 1.8 times.

We launched the Yankee Bond exchange and tender offer on 20 April. We have been successful in exchanging $426m of the $500m of the outstanding Yankee Bonds and have issued £78m of new debt. On completion tomorrow our IGD surplus will increase to £1.5bn giving 2 times coverage over our IGD requirement.

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Core Group COR

The combined operating ratio represents the sum of expense and commission costs expressed in relation to net written premiums and claim costs expressed in relation to net earned premiums. The calculation of the Core Group COR of 91.6% was based on net written premiums of £1,435m and net earned premiums of £1,309m.

Net Asset Value per Share

The net asset value per share at 31 March 2006 post IAS 19 was 98p and pre IAS 19 was 102p (31 December 2005: post IAS 19 was 90p and pre IAS 19 was 103p). At 5 May 2006 the net asset value per share post IAS 19 was estimated at 100p and pre IAS 19 was estimated at 102p.

The pre IAS 19 net asset value per share for 31 March 2006 was based on total shareholders’ funds of £2,981m, with adjustments of £127m for the pension deficit and £125m for preference shares, and shares in issue at the period end of 2,912,198,705 (excludes those held in the ESOP trusts).

Operating EPS for Core Group

The Core Group operating earnings per share for the three months ended 31 March 2006 was 4.2p compared with 3.2p at 31 March 2005. Operating earnings per share for the three months to 31 March 2006 was calculated on the Core Group operating result after interest, minority interests, preference dividends, and related tax of £123m; and the weighted average number of shares for the period of 2,911,661,490 (excludes those held in ESOP trusts).

Rating Movements

Rate movements achieved for risks renewing in March 2006 versus comparable risks renewing in March 2005 were as follows:

	Personal		Commercial

	Motor	Household	Motor	Liability	Property

	%	%	%	%	%
UK	4	6	(2)	(4)	(3)
Scandinavia	4	4	1	5	—
Canada	(3)	—	(3)	(6)	(5)

FURTHER INFORMATION

The full text of the above is available to the public at 1 Leadenhall Street, London EC3V 1PP. The text is also available on line at www.royalsunalliance.com. A live audiocast of the analyst conference call, including the question and answer session, will be broadcast on the website at 9.30am today and an indexed version will be available shortly after the close of the meeting. Copies of the slides to be presented during the conference call will be available on the site from 8.30am today.

There will be an Investor Day on 19 June 2006 and the 2006 Interim Results will be announced on 10 August 2006.

MANAGEMENT BASIS OF REPORTING

The following analysis on pages 8 to 15 has been prepared on a non statutory basis as management believe that this is the most appropriate method of assessing the financial performance of the Group. Financial information on a statutory basis is included on pages 21 to 25.

Press Release	7

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SUMMARY CONSOLIDATED INCOME STATEMENT

MANAGEMENT BASIS

	3 Months 2006	3 Months 2005	12 Months 2005

	£m	£m	£m

Core Group net written premiums	1,435	1,448	5,300

Core Group underwriting result	71	63	263
Investment income	133	119	498
Realised gains	43	29	109
Unrealised gains/(losses), impairments and foreign exchange	(5)	10	12
Unwind of discount	(11)	(8)	(39)
Core Group investment result	160	150	580

Core Group insurance result	231	213	843
US run off insurance result	4	(14)	(29)
Other activities	(28)	(39)	(116)

Operating result	207	160	698
Interest costs	(25)	(24)	(107)
Amortisation	(5)	(4)	(17)
Reorganisation costs	(9)	(7)	(86)

Profit before disposals and pension scheme changes	168	125	488
Benefit on change in pension scheme design	—	—	180
Profit on disposals	1	60	197

Profit before tax	169	185	865
Taxation	(47)	(63)	(260)

Profit after tax	122	122	605

Earnings per share attributable to the ordinary shareholders of the Company during the period:
Basic	3.9p	3.6p	18.9p
Diluted	3.8p	3.6p	18.7p

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SUMMARY CONSOLIDATED BALANCE SHEET

MANAGEMENT BASIS

	31 March 2006	31 March 2005	31 December 2005

	£m	£m	£m
Assets
Goodwill and other intangible assets	461	294	450
Property and equipment	392	463	410
Investments
Investment property	434	420	435
Investment in associated undertakings	30	30	29
Equity securities	1,618	1,619	1,683
Debt and fixed income securities	11,344	11,017	11,609
Other	260	359	241
Total investments	13,686	13,445	13,997
Reinsurers' share of insurance contract liabilities	4,098	4,285	4,406
Insurance and reinsurance debtors	2,506	2,766	2,547
Deferred acquisition costs	458	472	465
Other debtors and other assets	879	1,049	669
Cash and cash equivalents	1,497	1,968	1,617

Assets associated with continuing business	23,977	24,742	24,561
Assets associated with discontinued business*	16	—	36

Total assets	23,993	24,742	24,597

Equity, reserves and liabilities
Equity and reserves
Shareholders' funds	2,981	2,411	2,743
Perpetual notes	—	444	—
Minority interests	404	370	391

Total equity and reserves	3,385	3,225	3,134
Loan capital	1,075	601	1,071

Total equity, reserves and loan capital	4,460	3,826	4,205

Liabilities (excluding loan capital)
Insurance contract liabilities	16,902	17,106	17,204
Insurance and reinsurance liabilities	452	750	475
Borrowings	17	351	251
Provisions and other liabilities	2,162	2,709	2,462

Total liabilities (excluding loan capital)	19,533	20,916	20,392

Total equity, reserves and liabilities	23,993	24,742	24,597

These consolidated condensed interim financial statements have been approved for issue by the Board of Directors on 10 May 2006.

*Assets associated with discontinued business relate to property.

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OTHER INFORMATION

MANAGEMENT BASIS

Movement in Net Assets

	2006				2005

	Total Shareholders’ Funds	Minority Interest	Loan Capital	Net Assets	Net Assets

	£m	£m	£m	£m	£m
Balance at 1 January	2,743	391	1,071	4,205	3,740
Profit after tax	112	10	—	122	122
Exchange (losses)/gains	(5)	4	4	3	(25)
Fair value losses net of tax	(23)	(1)	—	(24)	(54)
Pension fund actuarial gains net of tax	150	—	—	150	41
New share issue	1	—	—	1	—
Share options	3	—	—	3	2

Balance at 31 March	2,981	404	1,075	4,460	3,826

Pension Fund Deficit

The table below provides a reconciliation of the Group pension fund deficit (net of tax) from 1 January 2006 to 31 March 2006.

	UK	Other	Core Group	US	Total Group

	£m	£m	£m	£m	£m
Pension fund at 1 January 2006	(211)	(28)	(239)	(131)	(370)
Market movement	132	3	135	15	150
Deficit funding	60	—	60	4	64
Other movements	30	1	31	(2)	29

Pension fund at 31 March 2006	11	(24)	(13)	(114)	(127)

EXCHANGE RATES

	3 Months 2006		3 Months 2005		12 Months 2005

£/local currency	Average	Closing	Average	Closing	Average	Closing

US Dollar	1.75	1.73	1.89	1.89	1.82	1.72
Canadian Dollar	2.02	2.02	2.32	2.29	2.20	2.01
Danish Kroner	10.87	10.70	10.74	10.83	10.90	10.86

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SUMMARY CONSOLIDATED INCOME STATEMENT ANALYSED BETWEEN CORE GROUP AND US OPERATION ON A MANAGEMENT BASIS

THREE MONTHS TO 31 MARCH

	2006			2005

	Core Group	US	Total Group	Core Group	US	Total Group

	£m	£m	£m	£m	£m	£m
Net written premiums	1,435	(1)	1,434	1,448	44	1,492

Underwriting result	71	(20)	51	63	(38)	25
Investment income	133	29	162	119	28	147
Realised gains	43	—	43	29	1	30
Unrealised gains/(losses), impairments and foreign exchange	(5)	—	(5)	10	—	10
Unwind of discount	(11)	(5)	(16)	(8)	(5)	(13)

Investment result	160	24	184	150	24	174

Insurance result	231	4	235	213	(14)	199
Other activities	(22)	(6)	(28)	(35)	(4)	(39)

Operating result	209	(2)	207	178	(18)	160
Interest costs	(25)	—	(25)	(24)	—	(24)
Amortisation	(4)	(1)	(5)	(2)	(2)	(4)
Reorganisation costs	(9)	—	(9)	(4)	(3)	(7)

Profit/(loss) before disposals and pension scheme changes	171	(3)	168	148	(23)	125
Profit on disposals	—	1	1	60	—	60

Profit/(loss) before tax	171	(2)	169	208	(23)	185
Taxation	(47)	—	(47)	(63)	—	(63)

Profit/(loss) after tax	124	(2)	122	145	(23)	122

SUMMARY CASHFLOW STATEMENT ANALYSED BETWEEN CORE GROUP AND US OPERATION

THREE MONTHS TO 31 MARCH

	2006			2005

	Core Group	US	Total Group	Core Group	US	Total Group

	£m	£m	£m	£m	£m	£m
Net cashflows from operating activities	79	(241)	(162)	341	(196)	145
Net cashflows from financing activities	(233)	—	(233)	(1)	—	(1)

Net cashflows from operating activities after financing activities	(154)	(241)	(395)	340	(196)	144
Net cashflows from investing activities	51	222	273	(182)	127	(55)

Net (decrease)/increase in cash and cash equivalents	(103)	(19)	(122)	158	(69)	89
Cash and cash equivalents at the beginning of the period	1,440	172	1,612	1,523	341	1,864
Effect of exchange rate changes on cash and cash equivalents	3	(1)	2	(11)	5	(6)

Cash and cash equivalents at the end of the period	1,340	152	1,492	1,670	277	1,947
Add: bank overdrafts	5	—	5	21	—	21

Cash and cash equivalents per balance sheet	1,345	152	1,497	1,691	277	1,968

The Core Group’s cash and cash equivalents reduced by £103m in the quarter due primarily to the repayment of our outstanding senior debt of £233m. Net cashflows from operating activities for the Core Group of £79m compares with £341m in Q1 2005. This reduction reflects ongoing strong underlying cash flows primarily offset by the payment of our pension deficit funding and the upfront funding of our UK annual pension contributions, while 2005’s total benefited from the proceeds of the sale of our Japanese business. The reduction in the US cash and cash equivalents of £19m reflects the expected continued settlement of claims.

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REGIONAL ANALYSIS OF INSURANCE OPERATIONS FOR CORE GROUP

THREE MONTHS TO 31 MARCH

	Net Written Premiums

	2006	2005

	£m	£m
United Kingdom	605	653
International	345	301
Scandinavia	485	489
Group Re	—	5

Core Group	1,435	1,448

	Underwriting Result		Investment Result		Insurance Result

	2006	2005	2006	2005	2006	2005

	£m	£m	£m	£m	£m	£m
United Kingdom	35	33	89	84	124	117
International	19	13	40	35	59	48
Scandinavia	18	20	31	31	49	51
Group Re	(1)	(3)	—	—	(1)	(3)

Core Group	71	63	160	150	231	213

	Operating Ratios

	2006			2005

	Claims	Expenses	Combined	Claims	Expenses	Combined

	%	%	%	%	%	%
United Kingdom	61.9	31.9	93.8	62.8	31.5	94.3
International	61.6	34.3	95.9	63.3	33.7	97.0
Scandinavia	75.2	13.9	89.1	75.6	12.8	88.4

Core Group	65.2	26.4	91.6	66.3	25.5	91.8

INVESTMENT RESULT BY REGION

THREE MONTHS TO 31 MARCH 2006

	UK	International	Scandinavia	Core Group

	£m	£m	£m	£m
Investment income	74	30	29	133
Realised gains	23	11	9	43
Unrealised gains/(losses), impairments and foreign exchange	(3)	(1)	(1)	(5)
Unwind of discount	(5)	—	(6)	(11)

Investment result	89	40	31	160

The investment result is reported on an actual basis for the Core Group in total. Within the Core Group, investment income is allocated to the regions based on technical reserves, working capital and the local regulatory capital requirements. Realised gains, unrealised gains and impairment losses are allocated with reference to the above amounts. The unwind of discount is attributed on an actual basis.

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UNITED KINGDOM INSURANCE OPERATIONS

THREE MONTHS TO 31 MARCH

	Net Written Premiums		Underwriting Result		Operating Ratio

	2006	2005	2006	2005	2006	2005

	£m	£m	£m	£m	%	%
Personal
Household	98	95	14	7	84.9	95.3
Motor	101	103	(4)	(5)	103.3	104.3
Other	8	11	—	—	97.7	92.6

Total UK Personal	207	209	10	2	94.4	98.8

Commercial
Property	165	183	11	27	92.4	86.8
Casualty	66	77	4	(1)	96.1	101.2
Motor	124	153	8	18	92.4	83.2
Other	43	31	2	(13)	97.0	142.3

Total UK Commercial	398	444	25	31	93.3	91.9

Total UK	605	653	35	33	93.8	94.3

	Underwriting Result		Investment Result		Insurance Result

	2006	2005	2006	2005	2006	2005

	£m	£m	£m	£m	£m	£m

Personal	10	2	20	22	30	24
Commercial	25	31	69	62	94	93

Total UK	35	33	89	84	124	117

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INTERNATIONAL INSURANCE OPERATIONS

THREE MONTHS TO 31 MARCH

	Net Written Premiums		Underwriting Result		Operating Ratio

	2006	2005	2006	2005	2006	2005

	£m	£m	£m	£m	%	%
Personal
Canada	97	83	6	4	96.1	97.8
Europe	54	56	4	3	94.8	96.2
Latin America	40	24	—	—	99.3	97.2
Asia & Middle East*	7	14	—	3	96.7	85.7

Total Personal	198	177	10	10	96.7	96.5

Commercial
Canada	45	28	3	2	93.1	99.7
Europe	37	42	1	(1)	99.7	102.7
Latin America	39	27	1	1	100.2	98.8
Asia & Middle East*	26	27	4	1	78.9	84.6

Total Commercial	147	124	9	3	94.4	97.0

Total
Canada	142	111	9	6	95.8	98.5
Europe	91	98	5	2	96.6	99.0
Latin America	79	51	1	1	99.7	97.7
Asia & Middle East*	33	41	4	4	82.8	83.6

Total International	345	301	19	13	95.9	97.0

	Underwriting Result		Investment Result		Insurance Result

	2006	2005	2006	2005	2006	2005

	£m	£m	£m	£m	£m	£m

Personal	10	10	19	17	29	27
Commercial	9	3	21	18	30	21

Total International	19	13	40	35	59	48

Canada	9	6	24	20	33	26
Europe	5	2	12	11	17	13
Latin America	1	1	2	2	3	3
Asia & Middle East*	4	4	2	2	6	6

Total International	19	13	40	35	59	48

*	Comparatives include £8m of net written premiums and a £2m underwriting result from our Japanese business which was sold in first quarter 2005.

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SCANDINAVIA INSURANCE OPERATIONS

THREE MONTHS TO 31 MARCH

	Net Written Premiums		Underwriting Result		Operating Ratio

	2006	2005	2006	2005	2006	2005

	£m	£m	£m	£m	%	%
Personal
Denmark	84	85	5	1	82.1	91.8
Sweden	113	109	—	5	99.1	94.8
Other	13	10	—	—	107.0	103.0

Total Personal	210	204	5	6	94.9	94.2

Commercial
Denmark	156	161	—	8	91.1	81.1
Sweden	107	116	14	6	72.1	84.0
Other	12	8	(1)	—	110.9	110.1

Total Commercial	275	285	13	14	83.4	82.9

Total
Denmark	240	246	5	9	87.0	85.0
Sweden	220	225	14	11	88.6	90.2
Other	25	18	(1)	—	108.4	106.1

Total Scandinavia	485	489	18	20	89.1	88.4

	Underwriting Result		Investment Result		Insurance Result

	2006	2005	2006	2005	2006	2005

	£m	£m	£m	£m	£m	£m

Personal	5	6	16	16	21	22
Commercial	13	14	15	15	28	29

Total Scandinavia	18	20	31	31	49	51

Denmark	5	9	13	12	18	21
Sweden	14	11	16	18	30	29
Other	(1)	—	2	1	1	1

Total Scandinavia	18	20	31	31	49	51

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Introduction

One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the insurance liabilities of the company.

The insurance liabilities of an insurance company include the provision for unearned premiums and unexpired risks and the provision for outstanding claims. Unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. Outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation techniques

Claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, legislative changes, judicial decisions and economic conditions.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The Group’s estimates of losses and loss expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;
•	estimates based upon a projection of claims numbers and average cost;
•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and
•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business. In selecting its best estimate, the Group considers the appropriateness of the methods and bases to the individual circumstances of the provision class and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The claims provisions are subject to close scrutiny both within the Group’s business units and at Group Corporate Centre. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of insurance liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

The pension assets and pension and post retirement liabilities are calculated in accordance with International Accounting Standard 19 (IAS 19). The assets, liabilities, and income statement charge, calculated in accordance with IAS 19, are sensitive to the assumptions made, including inflation, interest rate, investment return and mortality.

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Uncertainties and contingencies

The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;
•	uncertainty as to the extent of policy coverage and limits applicable;
•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring; and
•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of insurance liabilities is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates, particularly for the Group’s long tail lines of business. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account.

The Group has exposures to risks in each class of business within each operating segment that may develop and that could have a material impact upon the Group’s financial position in the period in which the development occurs. The geographical and insurance risk diversity within the Group’s portfolio of issued insurance policies make it not possible to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance liabilities involves the use of judgments and assumptions that are specific to the insurance risks within each territory and the particular type of insurance risk covered. The diversity of the insurance risks results in it not being possible to identify individual judgments and assumptions that are more likely than others to have a material impact on the future development of the insurance liabilities.

The sections below identify a number of specific risks relating to asbestos and environmental claims and to insurance risks remaining within the Group’s discontinuing US operations. There may be other classes of risk that are not specifically identified below, which could develop in the future and that could have a material impact on the Group’s financial position during the period in which the development occurs.

The Group evaluates the concentration of exposures to individual and cumulative insurance risk and establishes its reinsurance policy to reduce such exposure to levels acceptable to the Group.

Asbestos and environmental claims

The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of insurance business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Factors contributing to this higher degree of uncertainty include:

•	plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations;
•	a few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants;
•	the tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms;
•

the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later (for example, cases of mesothelioma can have a latent period of up to 40 years);

•	inadequate development patterns;
•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;
•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;
•	the tendency for social trends and factors to influence jury verdicts; and
•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

Further information on specific developments in the US in relation to asbestos and environmental claims is discussed below.

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Representations and warranties

In the course of disposal of businesses the Group provides representations and warranties to counterparties in contracts in connection with various transactions and may also provide indemnifications that protect the counterparties to the contracts in the event that certain liabilities arise (covering such matters as tax, property, environmental issues, etc). While such representations, warranties and indemnities are essential components of many contractual relationships, they do not represent the underlying purpose for the transaction. These clauses are customary in such contracts and may from time to time lead to us receiving claims from counterparties.

Financial enhancement products

In the UK and US the Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. Further information on financial enhancement products in the US is discussed below.

Litigation, mediation and arbitration

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries in the normal course of its business. The directors do not believe that any current mediation, arbitration, regulatory or sectoral inquiries and pending or threatened litigation or dispute, as outlined elsewhere in this note, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration, regulatory inquiries and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period. Further information on US litigation is discussed below.

Reinsurance

The Group is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The Group is also exposed to the credit risk assumed in fronting arrangements. In selecting the reinsurers with whom we do business our strategy is to seek reinsurers with the best combination of credit rating, price and capacity. We publish internally a list of authorised reinsurers who pass our selection process and which our operations may use for new transactions.

The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The ‘Watch List’ is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Changes in foreign exchange rates may impact our results

We publish our consolidated financial statements in pounds sterling. Therefore, fluctuations in exchange rates used to translate other currencies, particularly other European currencies and the US dollar, into pounds sterling will impact our reported consolidated financial condition, results of operations and cash flows from period to period. These fluctuations in exchange rates will also impact the pound sterling value of our investments and the return on our investments.

Income and expenses for each income statement item are translated at average exchange rates. Balance sheet assets and liabilities are translated at the closing exchange rates at the balance sheet date.

Investment risk

The Group is exposed to credit risk on its invested assets. Credit risk includes the non performance of contractual payment obligations on invested assets and adverse changes in the credit worthiness of invested assets including exposures to issuers or counterparties for bonds, equities, deposits and derivatives. Our insurance investment portfolios are concentrated in listed securities. We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates, foreign exchange rates and equity markets. We have strict controls over the use of derivative instruments.

Rating agencies

The ability of the Group to write certain types of insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ ratings. At the present time the ratings are ‘A-’ from S&P and ‘A-’ from AM Best. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory environment

The regulatory environment is subject to significant change in many of the jurisdictions in which we operate. We continue to monitor the developments and react accordingly. The directors are confident that the Group will continue to meet all future regulatory capital requirements.

In addition the Group is continuing to monitor and respond to consultation on the latest Solvency II proposals, which are intended, in the medium term, to achieve greater harmonisation of approach across European member states to assessing capital resources and requirements.

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US Operations

In addition to the disclosures above there are a number of specific risks and issues pertaining to our US Operations as follows:

Asbestos and environmental claims

In respect of asbestos and environmental claims the position in the US is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non aggregate premises or operations section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos.

The prospects of some form of asbestos reform, including a no fault Trust Fund, have substantially diminished during the first quarter of 2006. Although Senate Bill 852, an amended version of Senate Bill 2290 (Fairness in Asbestos Injury Resolution or ‘FAIR’ Act), was introduced in April 2005, it was sent back to Committee in February 2006 following Senate floor debate. Any prospects of passage of SB 852 in its current form are speculative at best. It is possible that the focus could shift to a medical criteria bill or another version of asbestos reform.

Against this background and in common with the industry generally, the Group in the US receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the US easing its aggressive stance with litigation. Management, therefore, expect that these notifications and approaches will continue to be received for some time to come. One such approach received during 2004 from General Motors Corporation is now the subject of ongoing litigation.

Financial enhancement products

Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of financial enhancement product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts. These products are no longer written.

During February 2006 one of the remaining two contracts was terminated for a net pre tax gain of $4m. The fair value of the remaining contract at 31 March 2006 was a liability of $71m, compared with a liability of $75m at 31 December 2005.

Litigation

As discussed above, in the normal course of its business the Group is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries, which in turn may give rise to threatened litigation or disputes. This is particularly so in respect of its US Operation where there are a number of ongoing litigations. The status of two major US litigations is as follows:

Student Finance Corporation

In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. The original loan portfolio had a face value of approximately $501m. In mid July 2002, Royal Indemnity Company, a US subsidiary, filed lawsuits in Texas state court, seeking among other things rescission of these policies in response to a systematic pattern of alleged fraud, misrepresentation and cover up by various parties, which among other things concealed the default rate of the loans. Since Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suits is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (MBIA) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions included Wells Fargo Bank Minnesota, NA (‘Wells Fargo’), in its capacity as trustee of a number of securitisations that were collateralised by student loans, and MBIA which insured the obligations issued through these securitisations. These actions were heard in US District Court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. The Court granted summary judgement to MBIA and Wells Fargo on 30 September 2003.

Calculated through 31 March 2006, the total amount awarded by the foregoing summary judgements was approximately $388m. Royal Indemnity appealed each of these judgements. On 3 October 2005 the Court of Appeals upheld the District Court’s ruling that Royal Indemnity waived its right to rescind its policy obligations based on Student Finance Corporation’s fraud and that the policies remain in force. The Court, however, concluded that Royal Indemnity has raised a triable issue

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as to whether all of the losses claimed by the beneficiaries were covered under those policies. As a result, the Court overturned the remainder of the summary judgement and returned the case to the District Court to determine coverage and whether the policies cover all of the losses claimed. The case is now proceeding through the District Court.

In April 2005 and October 2005, respectively, PNC Bank and Wilmington Trust, plaintiffs in the Delaware actions, agreed to discontinue their parts of the legal action following agreed settlements.

The ultimate outcome of these lawsuits is necessarily uncertain. Any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity is actively pursuing recovery actions against certain trucking school entities and professional advisers. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and/or reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

World Trade Center

The estimated cost of the insurance losses associated with the terrorist action of 11 September 2001 is a gross loss in excess of £1bn, reduced to £280m net of reinsurance. This was an unprecedented event, which still has unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. The final cost may be different from the current estimate due to the uncertainty associated with ongoing appeals and the valuation and allocation process which is currently underway in respect of the Twin Towers complex. Appraisal hearings are scheduled to continue until December 2006. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Restructuring Plans

Our US restructuring plans are complex and are subject to particular risks. Although we have reduced the number of lead regulatory states, our US subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the US, the conduct of insurance business is regulated at the state level and not by the federal government and our subsidiaries are subject to state supervision of their regulatory capital and surplus positions. At 31 March 2006 our consolidated US regulatory capital and surplus capital position was 2.2 times the NAIC ratio.

Our objective is to reduce or eliminate the Group’s exposures in relation to our US business and we continue to review all options.

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Statutory Information

Summary consolidated income statement – statutory basis	22

Summary consolidated balance sheet – statutory basis	23

Summary statement of recognised income and expense	24

Summary cashflow statement	24

Explanatory notes to the summary consolidated financial statements	25

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SUMMARY CONSOLIDATED INCOME STATEMENT

STATUTORY BASIS

	3 Months 2006	3 Months 2005	12 Months 2005

	£m	£m	(audited) £m
Net written premiums	1,434	1,492	5,400

Income

Net earned premiums	1,312	1,365	5,382
Net investment return	195	186	806
Other operating income	64	25	111
Total income	1,571	1,576	6,299
Expenses

Net claims and benefits	(856)	(936)	(3,595)
Underwriting and policy acquisition costs	(426)	(428)	(1,738)
Profit on change of pension scheme design	—	—	180
Unwind of discount	(16)	(13)	(61)
Other operating expenses	(81)	(51)	(252)
Total expenses	(1,379)	(1,428)	(5,466)

Results of operating activities	192	148	833
Finance costs	(25)	(24)	(107)
Profit on disposals	1	60	136
Net share of profit after tax of associates	1	1	3

Profit before tax	169	185	865
Income tax expense	(47)	(63)	(260)

Profit after tax	122	122	605

Attributable to:
Equity holders of the Company	112	105	555
Minority interests	10	17	50

Profit after tax	122	122	605

Earnings per share attributable to the ordinary shareholders of the Company during the period:
Basic	3.9p	3.6p	18.9p
Diluted	3.8p	3.6p	18.7p

There are no discontinued operations in either the current period or the prior year.

The attached notes are an integral part of these summary consolidated financial statements.

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SUMMARY CONSOLIDATED BALANCE SHEET

STATUTORY BASIS

	31 March 2006	31 March 2005	31 December 2005

			(audited)
	£m	£m	£m
Assets
Goodwill and other intangible assets	461	294	450
Property and equipment	392	463	410
Investment property	434	420	435
Investment in associated undertakings	30	30	29
Financial assets
Equity securities	1,618	1,619	1,683
Debt and fixed income securities	11,344	11,017	11,609
Other	260	359	241
Total financial assets	13,222	12,995	13,533
Reinsurers’ share of insurance contract liabilities	4,098	4,285	4,406
Insurance and reinsurance debtors	2,506	2,766	2,547
Deferred acquisition costs	458	472	465
Other debtors and other assets	879	1,049	669
Cash and cash equivalents	1,497	1,968	1,617

	23,977	24,742	24,561
Non current assets held for sale	16	—	36

Total assets	23,993	24,742	24,597

Equity, reserves and liabilities
Equity and reserves
Shareholders’ funds	2,981	2,411	2,743
Perpetual notes	—	444	—
Minority interests	404	370	391

Total equity and reserves	3,385	3,225	3,134

Liabilities
Loan capital	1,075	601	1,071
Insurance contract liabilities	16,902	17,106	17,204
Insurance and reinsurance liabilities	452	750	475
Borrowings	17	351	251
Provisions and other liabilities	2,162	2,709	2,462

Total liabilities	20,608	21,517	21,463

Total equity, reserves and liabilities	23,993	24,742	24,597

These consolidated condensed interim financial statements have been approved for issue by the Board of Directors on 10 May 2006.

The attached notes are an integral part of these summary consolidated financial statements.

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SUMMARY STATEMENT OF RECOGNISED INCOME AND EXPENSE

	3 Months 2006	3 Months 2005	12 Months 2005

			(audited)
	£m	£m	£m
Profit after tax	122	122	605
Exchange (losses)/gains	(1)	(19)	62
Fair value losses net of tax	(24)	(54)	(35)
Pension fund actuarial gains/(losses) net of tax	150	41	(53)
Net gains/(losses) not recognised in income statement	125	(32)	(26)

Total recognised income for the period	247	90	579

SUMMARY CASHFLOW STATEMENT

	3 Months 2006	3 Months 2005	12 Months 2005

			(audited)
	£m	£m	£m
Net cashflows from operating activities	(162)	145	31
Net cashflows from investing activities	273	(55)	(130)
Net cashflows from financing activities	(233)	(1)	(225)

Net (decrease)/increase in cash and cash equivalents	(122)	89	(324)
Cash and cash equivalents at the beginning of the period	1,612	1,864	1,864
Effect of exchange rate changes on cash and cash equivalents	2	(6)	72

Cash and cash equivalents at the end of the period	1,492	1,947	1,612

	31 March 2006	31 March 2005	12 Months 2005

			(audited)
	£m	£m	£m
Cash and cash equivalents per cashflow statement	1,492	1,947	1,612
Add: bank overdrafts	5	21	5

Cash and cash equivalents per balance sheet	1,497	1,968	1,617

The attached notes are an integral part of these summary consolidated financial statements.

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EXPLANATORY NOTES TO THE SUMMARY CONSOLIDATED FINANCIAL STATEMENTS

1.	Changes in Significant Accounting Policies

There have been no significant changes in accounting policy in the three months to 31 March 2006. A full list of accounting policies can be found in the 2005 statutory Group financial statements, see note 5 below.

2.	Changes in Total Equity and Reserves for Three Months to 31 March

	2006

	Total Shareholders’ Funds	Minority Interest	Total Equity and Reserves	2005 Total Equity and Reserves

	£m	£m	£m	£m
Balance at 1 January	2,743	391	3,134	3,133
Profit after tax	112	10	122	122
Exchange (losses)/gains	(5)	4	(1)	(19)
Fair value losses net of tax	(23)	(1)	(24)	(54)
Pension fund actuarial gains net of tax	150	—	150	41
New share issue	1	—	1	—
Share options	3	—	3	2

Balance at 31 March	2,981	404	3,385	3,225

3.	Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the weighted average number of shares in issue during the period. On a basic and diluted basis this was 2,911,661,490 and 2,946,337,043 respectively (excluding those held in ESOP trusts). The number of shares in issue at 31 March 2006 was 2,912,198,705 (excluding those held in ESOP trusts).

4.	Non Current Assets Held For Sale

Non current assets held for sale relate to property.

5.	Results for 2005

The results for the year ended 31 December 2005 and the balance sheet at that date, which have been included as comparatives in these consolidated condensed interim financial statements, are not statutory accounts but have been abridged from the statutory accounts. The statutory Group financial statements of Royal & Sun Alliance Insurance Group plc for the year ended 31 December 2005, will be delivered to the Registrar of Companies following the Annual General Meeting to be held on 22 May 2006. The independent auditors’ report on the Group financial statements for the year ended 31 December 2005 is unqualified and does not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

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